United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2024

MCI INCOME FUND VII, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-0274196
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2101 CEDAR SPRINGS ROAD, SUITE 700

Dallas, Texas 75201

(Full mailing address of principal executive offices)

888-418-3730

(Issuer’s telephone number)

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semiannual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. All forward-looking statements attributable to us are expressly qualified in their entirety by the risks and uncertainties described in our offering circular.   Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

MCI Income Fund VII, LLC, a Delaware limited liability company (the “Company”), was formed on August 26, 2022 to provide secured financing exclusively to MCI Development 1, LLC, a Wyoming limited liability company (the “Developer”) for: (A) the acquisition of land and the development of single-family homes and condominiums, multi-family residential communities, and commercial or mixed-use facilities to be marketed for sale; and (B) the acquisition of single-family homes; existing multi-family properties and/or existing commercial properties for their redevelopment and sale. We will provide this financing through multiple loans (the “Loans”) to the Developer or its wholly-owned subsidiaries, each referred to as a “special purpose entity”, or “SPE”, formed to hold title to the subject real estate and project being financed. We anticipate that the real estate projects will be primarily located in Texas, although we may also provide financing to properties located anywhere in the continental United States.

Each Loan to an SPE of the Developer will be underwritten, secured, and documented in accordance with the Company’s Loan Policies and Procedures. Each potential Loan to an SPE of Developer, if conforming to the lending criteria requirements of the Loan Policies and Procedures, will be approved by the Manager. We will seek to set interest rates that reflect the market interest rates for loans of the same or similar type and purpose, but such rates are subject to change by the Manager at its sole discretion. We anticipate that Loans will be structured typically to mature on June 30th of the fourth year following the year the respective note memorializing the applicable Loan was issued, provided however, that the SPE has the right to request two additional three-year term extensions of the relevant Loan, on or after the initial loan maturity date. Moreover, the SPE will have the ability, in its sole discretion, to pay principal and/or interest on the outstanding principal balance of the relevant Note without prepayment fee or penalty. We anticipate that Developer will have a limited guaranty on any principal outstanding on any Loan to an SPE. These limited guaranties from the Developer will not include interest on the Loans, nor will the Loans be cross collateralized amongst the assets of the various SPEs or any other entity. An interest reserve intended to cover debt service payments under the Loan shall be included in the budget for each development and/or construction project and will be funded from the proceeds of the applicable Loan, as needed.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio of Loans.

Operating Results

As of June 30, 2024, no Bonds had been offered and sold, and operations had not commenced. Subsequent to qualification of the Company’s offering of Bonds on July 18, 2024, and prior to the filing of the post qualification amendment on September 26, 2024, the Company sold $250,000 in Class B Bonds. No Class A Bonds have been sold as of the date of this filing. No investment in Loans has been made as the date of this Form 1-SA.

Liquidity and Capital Resources

As of June 30, 2024, the Company had $0.00 in cash on hand for operations. As the date of this Form 1-SA, the Company had received $240,000 of cash in net proceeds from its initial issuance of Bonds.

Trend Information

In the period ended June 30, 2024, no Bonds had been offered and sold. Subsequent to qualification of the Company’s offering of Bonds on July 18, 2024, and prior to the filing of the post qualification amendment on September 26, 2024, the Company sold $250,000 in Class B Bonds. As the date of this Form 1-SA, no Class A Bonds have been sold. The Company intends to use the net proceeds from the offering of Bonds to fund Loans as described above. The Company has a pipeline of Loan opportunities, and we expect capital deployment to begin after the issuance of Bonds recommences.

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We have limited capitalization and require the proceeds from this offering in order to make Loans to Developer and its SPEs. Should we fail to obtain sufficient working capital through this offering, we may be forced to modify our business plan. We seek to invest primarily in the Loans. As such, we are subject to, among other things, risk of defaults on the Loans in paying debt service on the Loans and the underlying real estate investments. Any deterioration of real estate fundamentals generally, and in the U.S. in particular, could negatively impact our performance by making it more difficult for borrowers of our Loans to satisfy their debt payment obligations, increasing the default risk applicable to borrower entities, and/or making it more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of borrower entities and/or the value of underlying real estate collateral relating to our Loans and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand, fluctuations in real estate fundamentals, the financial resources of borrower entities, energy supply shortages, various uninsured or uninsurable risks, natural disasters, political events, terrorism and acts of war, changes in government regulations, changes in real property tax rates and/or tax credits, changes in operating expenses, changes in interest rates, changes in inflation rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy and/or adverse changes in real estate values generally and other factors that are beyond our control. We cannot predict the degree to which economic conditions generally, and the conditions for real estate debt investing in particular, will improve or decline. Any declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our business, financial condition, and results of operations.

ITEM 2. OTHER INFORMATION

The offering of Bonds in which this Form 1-SA relates was qualified by the U.S. Securities and Exchange Commission on July 18, 2024. On September 26, 2024, we filed a post qualification amendment on Form 1-A POS, inclusive of the interim financials, as of June 30, 2024, and other information described herein. Upon the filing, the Company halted sales of the Bond, and upon approval of the post qualification amendment, the sale of Bonds shall recommence.

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ITEM 3. FINANCIAL STATEMENTS

Contents

MCI INCOME FUND VII, LLC

JUNE 30, 2023, AND JUNE 30, 2024

MCI DEVELOPMENT 1, LLC

JUNE 30, 2023, AND JUNE 30, 2024

4

MCI Income Fund VII, LLC

Balance Sheet

	June 30, 2023	June 30, 2024
Assets
Total assets	$–	$–

Liabilities and Members’ Capital
Total liabilities	$–	$–

Total members’ capital	$–	$–
Total liabilities and members’ capital	$–	$–

The accompanying notes are an integral part of these financial statements.

5

MCI Income Fund VII, LLC

Statement of Operations and Changes in Members’ Capital

	Quarter Ended June 30, 2023	Quarter Ended June 30, 2024
Revenue
Total revenue	$–	$–

Expenses
Total expenses	$–	$–

Net income (loss)	$–	$–

Members’ capital, Beginning of Period	$–	$–

Members’ capital, End of Period	$–	$–

The accompanying notes are an integral part of these financial statements.

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MCI Income Fund VII, LLC

Statement of Cash Flows

	Quarter Ended June 30, 2023	Quarter Ended June 30, 2024
Cash flows from operating activities
Net income (loss)	$–	$–

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	$–	$–

Net cash provided by (used in) operating activities	$–	$–

Cash flows from financing activities
Net cash provided by (used in) financing activities	$–	$–

Cash flows from investing activities
Net cash provided by (used in) investing activities	$–	$–

Net change in cash and cash equivalents
Cash and cash equivalents	$–	$–

Cash and cash equivalents, end of period	$–	$–

The accompanying notes are an integral part of these financial statements.

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MCI Income Fund VII, LLC

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

MCI Income Fund VII, LLC (the Company), is a Delaware limited liability company formed to originate loans collateralized by residential and commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage residential and commercial real estate loans and securities. Megatel Capital Investment, LLC is the Manager of the Company. The Company is headquartered in Dallas, Texas.

The Company was formed on August 29, 2022 and has not commenced operations. The Company anticipates raising a maximum of $75 million of capital in the form of bonds pursuant to an exemption from registration under the amendments to Regulation A (“Regulation A+”) of the Jumpstart Our Business Startups Act of 2020 (the “JOBS act”), which amended section 3(b) of the Securities Act of 1933. The Company’s term is indefinite as of June 30, 2024.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Member Liability

A member is not personally liable or bound for the expenses, liabilities or obligations of the Company beyond the amount of such member’s capital contributions as defined in the company agreement. No member shall be obligated to provide additional capital contributions outside the “original capital contribution” made upon admission to the Company or to make a loan to the Company.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased, to be cash. The Company maintains cash balances in financial institution transactional accounts in Texas, which at times may exceed insured limits. The Company is exposed to credit risk due to current market conditions but has not experienced any loss in such accounts and does not anticipate any loss as a result of such credit risk.

Notes Receivable and Allowance for Losses

Notes receivable are stated at unpaid principal balances. Interest on the notes receivable is recognized over the term of the note and is calculated using the simple-interest method on principal amounts outstanding.

Notes receivable are charged-off to expense when they are deemed uncollectible. Management’s periodic evaluation of uncollectible notes receivable is based on past loss experience, known and other risks inherent in the portfolio, specific impaired notes receivable, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and current economic conditions.

The Company considers a note uncollectible when based on current information or factors, it is probable that the Company will not collect the principal and interest payments according to the note agreement. Management considers many factors in determining whether a note is impaired, such as payment history and value of collateral. As of June 30, 2024, no notes receivable have been issued or determined to be uncollectible by the Company.

Bonds Payable

The Company issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

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MCI Income Fund VII, LLC

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue is derived from interest income earned on notes receivable from related parties. Interest income is recognized on the accrual basis of accounting, based on the terms of the note receivable agreement. As of June 30, 2024, the Company has not issued any notes receivable due from related parties and has not recognized any interest income.

Expense Recognition

Operating and other related expense are recorded on an accrual basis as incurred.

Income Taxes

The Company has elected to be taxed as a partnership. In lieu of corporation income taxes, the members of the Company are responsible for their pro-rata share of The Company’s taxable income.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. No interest and penalties have been accrued as of June 30, 2024.

Use of Estimates

In preparing the Company’s financial statements, management is required to make estimates and assumptions that affect the collectability of the notes receivable – related parties and the accrued interest on the notes payable, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. It is at least reasonably possible that the estimates will change materially in the near term.

Allocation of Net Income and Loss

The operating agreement provides detailed provisions regarding the allocation of net income and losses among the members of the Company. Generally, items of income and expense are allocated among members in proportion to their applicable membership interest. Members of the Company should refer to the operating agreement for a complete description of the membership provisions.

3.	BONDS PAYABLE

After the close of the initial bond issuance and first full quarter of operations, the Company anticipates making monthly interest payments to the A and B bondholders at a rate of 7.00% - 9% and 7.50% - 9.5% per annum, respectively. The bonds will be secured by the underlying liens form the loans made to related parties.

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MCI Income Fund VII, LLC

NOTES TO FINANCIAL STATEMENTS

3.	BONDS PAYABLE (CONTINUED)

The bonds will mature on June 30th of the fourth year following the initial year of issuance of the applicable series of bonds. The bonds will automatically renew at the same interest rate for two additional three-year terms, unless redeemed upon maturity at the Company’s or bondholder’s election

The bonds will be redeemable beginning June 30, 2029, at a rate of 10.00% per quarter unless the load from issuing the bonds has not been fully recovered, then the bonds will redeem at 5.00% per quarter.

As of June 30, 2024, the Company has not issued any bonds.

4.	MEMBERS’ EQUITY

The operations of the Company are governed by the Company agreement. The common member of the Company is MCI Holdings, LLC. The common member of the Company is responsible for all management and decisions of the Company. No members will be liable for additional calls in excess of the original commitment.

5.	COMMITMENTS AND CONTINGENCIES

The managing member has incurred and will continue to incur organizational and offering expenses which are reimbursable from the Company, at 2% of total gross proceeds from the bond offerings. Organizational and offering costs include all costs and expenses to be paid by the Company in connection with the formation of the Company and the offering, including the Company’s legal, accounting, printing, mailing and filing fees, charges of our escrow agent, reimbursement of our dealer manager and participating broker-dealers for due diligence expenses, and other costs in connection with administrative oversight of the offering and the marketing process. The organizational and offering costs are not represented on the Company’s financial statements due to these being contingent upon a successful completion of the bond offerings. The Company will begin to accrue organizational and offering expenses when proceeds from the offering are received. The Company will expense organization costs when incurred. As of June 30, 2024, there have been approximately $35,000 of organizational costs incurred by the managing member.

The Company has provided general indemnifications to the Managing Member, any affiliate of the managing member and any person acting on behalf of the managing member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

6.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 30, 2024, which is the date the financial statements were available to be issued.

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MCI Development 1, LLC

Balance Sheet

	June 30, 2023	June 30, 2024
Assets
Total assets	$–	$–

Liabilities and Members’ Capital
Total liabilities	$–	$–

Total members’ capital	$–	$–
Total liabilities and members’ capital	$–	$–

The accompanying notes are an integral part of these financial statements.

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MCI Development 1, LLC

Statement of Operations and Changes in Members’ Capital

	Quarter Ended June 30, 2023	Quarter Ended June 30, 2024
Revenue
Total revenue	$–	$–

Expenses
Total expenses	$–	$–

Net income (loss)	$–	$–

Members’ capital, Beginning of Period	$–	$–

Members’ capital, End of Period	$–	$–

The accompanying notes are an integral part of these financial statements.

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MCI Development 1, LLC

Statement of Cash Flows

	Quarter Ended June 30, 2023	Quarter Ended June 30, 2024
Cash flows from operating activities
Net income (loss)	$–	$–

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	$–	$–

Net cash provided by (used in) operating activities	$–	$–

Cash flows from financing activities
Net cash provided by (used in) financing activities	$–	$–

Cash flows from investing activities
Net cash provided by (used in) investing activities	$–	$–

Net change in cash and cash equivalents
Cash and cash equivalents	$–	$–

Cash and cash equivalents, end of period	$–	$–

The accompanying notes are an integral part of these financial statements.

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MCI Development 1, LLC

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

MCI Development 1, LLC (the Company), is a Wyoming limited liability company formed for the acquisition of: (A) parcels of real property (including but not limited to raw/unentitled land and/or finished lots) (i) for development into single-family residential lots, (ii) for the construction of single-family homes to be marketed and sold to homebuyers, (iii) for the construction of condominiums to be marketed and sold to homebuyers, and (iv) for the development and/or construction of multi-family residential communities, (v) for the development and/or construction of storage facilities, retail, and/or other commercial real estate assets, or mixed-use properties; (B) the acquisition of existing single-family homes to be redeveloped, renovated, and/or repositioned for marketing and sale; (C) the acquisition of existing multi- family properties to be redeveloped, renovated, and/or repositioned for marketing and sale, and/or (D) the acquisition of existing commercial properties to be redeveloped, renovated, and/or repositioned for marketing and sale.

The Company was formed on August 26, 2022, and has not commenced operations.

The Company’s operational activity will be derived from the sale of land and property which has been acquired, developed and constructed through debt financing from MCI Income Fund VII, LLC, third party lenders, as well as capital contributions from the Company’s members, pursuant to the capital call provisions of its limited liability company agreement. Construction, development, marketing and sales services associated with projects undertaken by the Company will be provided by contracted vendors, which may be affiliates of Megatel Capital Investment, LLC or third parties, pursuant to contractual arrangements agreed to at the time such services are engaged.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Member Liability

A member is not personally liable or bound for the expenses, liabilities or obligations of the Company beyond the amount of such member’s capital contributions as defined in the company agreement. No member shall be obligated to provide additional capital contributions outside the “original capital contribution” made upon admission to the Company or to make a loan to the Company.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased, to be cash. The Company maintains cash balances in financial institution transactional accounts in Texas, which at times may exceed insured limits. The Company is exposed to credit risk due to current market conditions but has not experienced any loss in such accounts and does not anticipate any loss as a result of such credit risk.

Inventory

Inventory is stated at the lower of cost and net realizable value. Net realizable value is equal to the estimated sales price of the property in the ordinary course of business, less reasonably predictable costs of completion. Inventory includes the costs of lot acquisition and construction costs, capitalized interest, real estate taxes and direct overhead costs incurred during the development and construction of the property. As of June 30, 2024, the Company had no costs capitalized for the purchase of development/construction of the properties held in inventory.

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MCI Development 1, LLC

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue and associated profits from the sales of the properties are recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the purchaser. The Company’s performance obligation to deliver the agreed-upon property, is generally satisfied in less than one year from the original contract date.

For the period ending June 30, 2024 and the period of August 26, 2022 (inception) through June 30, 2023, there were no sales or associated profits generated from the sale of properties by the Company.

Expense Recognition

All costs incurred during the development and construction of the property are capitalized and recorded as inventory and recognized as cost of sales upon closing of the property. Costs incurred after the properties are completed are charged to selling, general and administrative (“SG&A”) as incurred. Operating and other related expense are expensed as incurred.

For the period ended June 30, 2024, and the period of August 26, 2022 (inception) through June 30, 2023, the Company did not have any sales of properties charged to cost of sales, did not incur any SG&A costs for completed properties, or incur any operating or other related expenses.

Income Taxes

The Company has elected to be taxed as a partnership. In lieu of corporation income taxes, the members of the Company are responsible for their pro-rata share of The Company’s taxable income.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. No interest and penalties have been accrued as of June 30, 2024.

Use of Estimates

In preparing the Company’s financial statements, management is required to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates. It is at least reasonably possible that the estimates will change materially in the near term.

As of June 30, 2024, the Company does not have any notes payable.

3.	MEMBERS’ EQUITY

The operations of the Company are governed by the Company agreement. No members will be liable for additional calls in excess of the original commitment.

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MCI Development 1, LLC

NOTES TO FINANCIAL STATEMENTS

3.	MEMBERS’ EQUITY (CONTINUED)

The operating agreement provides detailed provisions regarding the allocation of net income and losses among the members of the Company. Generally, items of income and expense are allocated among members in proportion to their applicable membership interests. Members of the Company should refer to the operating agreement for a complete description of the membership provisions.

4.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 30, 2024, which is the date the financial statements were available to be issued.

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ITEM 4: EXHIBITS

Exhibit
Number	Exhibit Description

(1)(a)	Managing Broker-Dealer Agreement by and between Primus Financial Services, LLC and MCI Income Fund VII, LLC *

(2)(a)	Certificate of Formation of MCI Income Fund VII, LLC *

(2)(b)	Limited Liability Company Agreement of MCI Income Fund VII, LLC *

(3)(a)	Form of Indenture *

(3)(b)	Form of Class A Bond, as amended *

(3)(c)	Form of Class B Bond, as amended *

(3)(d)	Pledge and Security Agreement *

(3)(e)	Form of Promissory Note *

(3)(f)	First Amendment to Indenture *

(4)	Subscription Agreement *

(11)(a)	Consent of Lane Gorman Trubitt, LLC, MCI Development 1, LLC - dated June 28, 2024 *

(11)(b)	Consent of Lane Gorman Trubitt, LLC, MCI Income Fund VII, LLC - dated June 28, 2024 *

(12)	Opinion of Whiteford, Taylor & Preston, LLP regarding legality of the Bonds *

(99)	MCI Income VII, LLC Loan Policies and Procedures *

__________________________

*	Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Form 1-SAt to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 30, 2024.

MCI Income Fund VII, LLC,

a Delaware limited liability company

By:	MCI HOLDINGS, LLC
Its: Sole Member

	By:	/s/ Arash Afzalipour
Name: Arash Afzalipour
Its: Co-President

	By:	/s/ Armin Afzalipour
Name: Armin Afzalipour
Its: Co-President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Armin Afzalipour

Name: Armin Afzalipour

Its: Co-President

(Principal Executive Officer)

By: /s/ Richard Wygle

Name: Richard Wygle

Its: Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

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